Building wealth through developing and operating major copper & gold mines

SUCCESSFUL DRILL PROGRAM AT TASEKO MINES’ ALEY PROPERTY INDICATES A
MAJOR NIOBIUM DEPOSIT WITH POTENTIAL TO DEVELOP A SIGNIFICANT OPERATION

January 10, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces that its 2010 core drilling program completed at its wholly-owned Aley Niobium Project located near Mackenzie, British Columbia has been highly successful. Assay results indicate strong potential for development of a major niobium deposit and mine operation.

Taseko’s 2010 exploration program comprised geological mapping and diamond drilling of 23 drill holes (2010-12 through 2010-34), for a total of 4,460 metres. Assay results for 21 of these drill holes have been received. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts range up to over 200 metres in length; the true widths will be determined by further delineation drilling. Niobium mineralization intersected is highly continuous and close to surface. The extensive body of niobium mineralization indicated by the 2010 drilling is wide open to expansion in at least three directions and to depth.

Key high grade drill intersections are as follows:

Drill Hole Number	From (metres)	To (metres)	Intercept[2] (metres)	Intercept[2] (feet)	Nb2 O5 (%)	Ferro Niobium[1] (kg/tonne)
2010-012	9.1	134.4	125.3	411	0.53	3.41
2010-014	14.6	91.5	76.9	252	0.67	4.28
2010-021	6.3	140.4	134.1	440	0.70	4.48
2010-022	6.7	150.8	144.1	473	0.57	3.64
2010-023	4.6	146.3	141.7	465	0.82	5.23
2010-030	45.1	198.3	153.2	503	0.52	3.31
2010-033	6.1	213.4	207.3	680	0.66	4.20
Note 1: Ferro niobium (FeNb) content is calculated assuming 60% recovery and 5% conversion loss (Nb2O5 x 6.38).
Note 2: True thicknesses of reported intervals have yet to be established.

Russell Hallbauer, President and CEO of Taseko, stated: “We are very excited by the results of the 2010 drill program. Intersections of over 200 metres of niobium mineralization, many with high grades and beginning near surface, indicate that our Aley deposit has the potential to become a significant low cost, open pit niobium mine.

“The niobium market is very robust as use of this commodity continues to grow. The steel industry uses niobium to produce high strength, low alloy steels in a wide and growing range of applications. Ferro niobium prices remain stable, averaging approximately $50 per kilogram, and only three significant mines supply the global market. Therefore there is strong potential for our Aley deposit, which has all the appearances of a high quality discovery, to help fill the growing demand from steel producers for this important metal.

“For reference, the Niobec mine located in Quebec which has been in production since 1976 is an underground niobium operation with average grades of 0.45 -0.55% Nb2O5. Niobec is one of IAMGOLD’s most valuable assets and has been expanding production over the past five years with present production of some 5,000 metrics tonnes of ferro niobium annually.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

“In 2011, we intend to accelerate work on our Aley Project. Based on the information collected so far, our engineering team will immediately commence conceptual planning to ensure we can complete the comprehensive program planned for this year. Our field programs will include extensive core drilling to delineate the deposit and collect preliminary geo-technical data for site design and metallurgical testwork.”

Mr. Hallbauer added: “With limited near-term niobium production on the horizon and demand steadily growing, an open pit mining operation at Aley has strong potential to become a key asset for Taseko.”

About the Aley property

The Aley property is host to a carbonatite intrusion which was discovered by Cominco between 1983 and 1986. Cominco undertook a twenty-hole diamond drilling program in 1986 which led to the discovery of several areas of niobium mineralization of undelineated dimensions or continuity. Taseko purchased the property in 2006, and completed a small drilling and mapping program in another portion of the large property. The global financial crisis curtailed exploration work planned for 2008 and 2009, but systematic drilling and mapping undertaken in 2010 has now begun to illustrate the extensive, continuous distribution and quality of Aley niobium mineralization.

About Niobium

Niobium in the form of ferro niobium is used as an alloying element in steels and in the production of superalloys such as those used in the, automotive, aviation, pipeline and the power generation sectors. While demand for ferro niobium is currently increasing, ferro niobium production is limited to only three mining and processing facilities in Brazil and Quebec.

Composite assay results from all core holes received to date are listed below. A Drill Location Plan along with characteristic Cross Sections are available at the Company’s website www.tasekomines.com.

Drill Hole Number	Azimuth (degrees)	Dip (degrees)	From (metres)	To (metres)	Intercept[2] (metres)	Nb2 O5%	Ferro Niobium[1] kg/tonne
2010-012	20	-55	9.1	134.4	125.3	0.53	3.41
2010-012 Incl.			70.7	96.4	25.7	0.69	4.40
2010-013	20	-55	7.1	27.5	20.4	0.51	3.26
2010-013			42.7	126.5	83.8	0.42	2.68
2010-014	20	-55	14.6	91.5	76.9	0.67	4.28
2010-014 Incl.			41.2	74.6	33.4	0.87	5.52
2010-015	20	-55	18.9	104.8	85.9	0.53	3.41
2010-015 Incl.			18.9	35.2	16.3	0.87	5.56
2010-015 Incl.			68.6	86.2	17.6	0.64	4.07
2010-016	20	-55	6.1	80.4	74.3	0.60	3.82
2010-016 Incl.			17.9	52.6	34.7	0.83	5.31
2010-016			106.1	119.4	13.3	0.64	4.07
2010-017	20	-55	6.1	30.5	24.4	0.74	4.74
2010-017 Incl.			6.1	21.4	15.3	1.00	6.36

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Drill Hole Number	Azimuth (degrees)	Dip (degrees)	From (metres)	To (metres)	Intercept[2] (metres)	Nb2 O5%	Ferro Niobium[1] kg/tonne
2010-017			61.1	87.4	26.3	0.58	3.71
2010-020	20	-55	3.7	70.2	66.5	0.55	3.49
2010-020 Incl.			31.1	55.5	24.4	0.82	5.24
2010-020			79.4	116.6	37.2	0.45	2.85
2010-020			144.5	164.4	19.9	0.43	2.77
2010-020			180.1	193.8	13.7	0.51	3.24
2010-021	20	-55	6.3	140.4	134.1	0.70	4.48
2010-021 Incl.			6.3	27.4	21.1	0.98	6.27
2010-021 Incl.			51.5	62.3	10.8	1.00	6.40
2010-021 Incl.			119.7	137.7	18.0	0.85	5.45
2010-022	20	-55	6.7	150.8	144.1	0.57	3.64
2010-022 Incl.			21.3	49.7	28.4	0.82	5.24
2010-022 Incl.			90.2	103.5	13.3	0.82	5.24
2010-023	20	-55	4.6	146.3	141.7	0.82	5.23
2010-023 Incl.			12.2	106.3	94.1	1.01	6.42
2010-023			169.4	196.5	27.1	0.43	2.77
2010-023	30	-55	202.5	213.4	10.9	1.61	10.27
2010-024			7.3	111.6	104.3	0.44	2.78
2010-027	30	-45	3.5	46.1	42.6	0.36	2.28
2010-027			105.3	135.6	30.3	0.91	5.78
2010-027 Incl.			110.2	125.1	14.9	1.31	8.37
2010-029	30	-45	4.5	115.2	110.7	0.45	2.85
2010-030	30	-45	45.1	198.3	153.2	0.52	3.31
2010-030 Incl.			101.0	138.5	37.4	0.79	5.01
2010-031	30	-45	20.0	42.3	22.3	0.84	5.39
2010-031 Incl.			23.7	39.1	15.4	1.06	6.73
2010-031			66.7	199.1	132.4	0.48	3.05
2010-031 Incl.			123.6	136.0	12.4	0.81	5.19
2010-032	60	-50	3.1	33.5	30.4	0.67	4.29
2010-032 Incl.			18.0	33.5	15.5	0.89	5.70
2010-032			67.6	146.1	78.5	0.38	2.42
2010-033	30	-45	6.1	213.4	207.3	0.66	4.20
2010-033 Incl.			6.1	35.7	29.6	0.90	5.74
2010-033 Incl.			61.1	123.4	62.3	0.87	5.55
2010-033 Incl.			139.5	155.8	16.3	0.99	6.32
2010-034	60	-50	2.5	162.6	160.1	0.35	2.21
Note 1: Ferro niobium (FeNb) content is calculated assuming 60% recovery and 5% conversion loss (Nb2 O5 x 6.38).
Note 2: True thicknesses of reported intervals have yet to be established.
Note 3: No significant intersections in Holes 2010-018, 2010-019, 2010-025. Assays pending Holes 2010-026 and 2010-028.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Sample preparation and analysis for the Aley project is done at Inspectorate laboratories in Richmond, BC. All samples are assayed for (Nb205) by HF-HCl-H3PO4 digestion with an Inductively Coupled Plasma-Mass Spectrometry (ICP-MS) finish. As part of a comprehensive Quality Control/Quality Assurance, one standard is inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch. One sample in each group of 20 is a duplicate, analyzed by Inspectorate, and also by Acme Analytical Laboratories in Vancouver.

Scott Jones, P.Eng., Vice President, Engineering for Taseko and a Qualified Person, has reviewed this release.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainty related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policy regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions . Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities Commission or the Company’s home jurisdiction filings at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com